UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42289

Luda Technology Group Limited

Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 24, 2025, Luda Technology Group Limited (the “Company”) issued a press release announcing that the Company had become aware of unusual trading activity of its ordinary shares on the NYSE American LLC. The press release constitutes a “no-news” statement pursuant to Section 401(d) of the NYSE American Company Guide and is incorporated herein by reference.

A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

By:	/s/ Ma Biu
Name:	Ma Biu
Title:	Chief Executive Officer

Date: November 24, 2025

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